April 3, 2012

Via EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Contemporary Signed Books, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed March 13, 2012 File No. 333-178490

Dear Ms. Ransom:

We are counsel to Contemporary Signed Books, Inc. (the “Company” or “our client”). On behalf of our client, we respond as follows to the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated March 29, 2012 relating to the above-captioned filing. Captions and section headings herein will correspond to those set forth in Amendment No. 3 to the Registration Statement on Form S-1 (“Registration Statement”), a copy of which has been marked with the changes from Amendment No.2 to Registration Statement on Form S-1, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

Comment 1. We note your response to comment 1 in our letter dated February 29, 2012. We further note your statement in your response that “the only variable terms would be those relating to the duration of the note or the events of default.” As these are the only variable terms, please revise your disclosure and your form of note filed as Exhibit 99.1 to disclose the interest rate you expect to assess under the terms of the note. Further, we note your response that “the purchase price for the shares will be set at $0.05 regardless of the payment method.” In this regard, please provide us with additional analysis why you believe the purchase price is fixed given that some investors will be paying with a promissory note that charges interest and will eventually pay more for the shares then an investor who pays cash. Finally, considering the payment terms of up to 25% of the shares you are offering have not been disclosed, please tell us what consideration you have given to filing a post-effective amendment to this registration statement each time your board of directors approves the terms applicable to the promissory note(s) to be issued by you, with a view to ensuring that the prospectus does not fail to state a material fact of which investors should be made aware. In this regard, Please explain to us why you would prefer to negotiate the terms of the promissory note(s) each time you enter into one, as opposed to setting the terms of such note(s) now.

Response: The Company has determined that the promissory notes will not bear interest. The Registration Statement has been revised throughout to reflect such change. Please see page ii, 2, 11, 13, 21 and Exhibit 99.1 of the Registration Statement.

The Company’s management also undertakes to file a post effective amendment to the Registration Statement each time the Company’s Board of Directors approves the terms applicable to the promissory notes to be issued by the Company, in order to ensure that the prospectus does not fail to state a material fact of which investors should be made aware.

The Company’s management has determined that it is in the best interest of the Company to negotiate the terms of a promissory note each time a prospective purchaser expresses an interest in purchasing the Company’s shares because it believes that such would provide the Company with more flexibility in negotiating the terms thereof.

Prospectus Summary, page 1

Summary Financial Information, page 1

Comment 2. Please revise the statement of operations data to clearly indicate that you reported a net loss for the year ended August 31, 2011 and net income for the three months ended November 20, 2011.

Response: The Statement of Operation data has been revised to clearly indicate that the Company reported a net loss for the year ended August 31, 2011 and net income for the three months ended November 20, 2011.

Financial Statements, page 48

Statements of Cash Flows, page Q-4

Comment 3. We note that the subtotal of net cash used in operating activities for the period from inception to November 30, 2011 is mathematically incorrect. Please revise. In addition, please include a subtotal for cash flows provided by financing activities for each period presented.

Response: The Financial Statements have been revised in response to this comment. Please see page Q-4 of the Registration Statement.

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We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to contact the undersigned at (212) 752-9700 if you have any questions. Thank you.

Very truly yours,

/s/ Arthur S. Marcus
Arthur S. Marcus, Esq.